News Release
Issued on behalf of Reed Elsevier PLC and Reed Elsevier NV

13.00 (BST)
18 October 2012

Reed Elsevier announces postponement of appointment of David Brennan as non-executive director

Reed Elsevier today announced that, at Mr David Brennan’s request and by agreement with Reed Elsevier, for personal reasons Mr Brennan’s appointments as a member of the Supervisory Board of Reed Elsevier NV and as a non-executive director of Reed Elsevier PLC, which were approved at the respective Annual General Meetings held on 24 and 25 April 2012 and were to become effective as of 1 November 2012, have been indefinitely postponed. Similarly, his proposed appointment as a non-executive director of Reed Elsevier Group plc will also be indefinitely postponed.

A further announcement will be made in due course.

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About Reed Elsevier
Reed Elsevier Group plc is a world leading provider of professional information solutions to the science, medical, legal, risk management, and business to business sectors. The group employs more than 30,000 people, including 16,000 in North America. Reed Elsevier Group plc is owned equally by two parent companies, Reed Elsevier PLC and Reed Elsevier NV; the combined market capitalisation of the two parent companies is approximately £13bn/€16bn. Their shares are traded on the London, Amsterdam and New York Stock Exchanges using the following ticker symbols: London: REL; Amsterdam: REN; New York: RUK and ENL.